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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)
Blonder Tongue Laboratories, Inc.

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1(b) IRS IDENT. NO.
52-1611421                             |(c) S.E.C. FILE NO.
                                       |     1-14120
                                       |
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1(d) ADDRESS OF ISSUER              STREET
                                     One Jake Brown Road

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          CITY                       STATE                  ZIP CODE
          Old Bridge                 New Jersey               08857

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1(d) TELEPHONE
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     AREA CODE           |NUMBER
        732              | 679-4000
                         |
________________________________________________________________________________
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
James A. Luksch

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2(b) RELATIONSHIP TO ISSUER
Director, Officer and 10% stockholder

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2(c) ADDRESS                                   STREET
 c/o Blonder Tongue Laboratories, Inc.        One Jake Brown Road

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     CITY                           STATE                  ZIP CODE
 Old Bridge                     New Jersey                   08857
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

                                    SEC USE
3(a)           (b)                  ONLY     (c)           (d)          (e)              (f)                (g)
Title of the   Name and Address     Broker-  Number of     Aggregate    Number of     Approximate     Name of Each
Class of       of Each Broker       Dealer   Shares or     Market       Shares or     Date of Sale    Securities
Securities     Through Whom         File     Other Units   Value**        Other Units   See instr.      Exchange
to be Sold     the Securities       Number   to be Sold    (See instr.  Outstanding   3(f))           (See instr.
               are to be Offered             (See instr.   3(d))        (See instr.   (MO. DAY YR.)   3(g))
               or Each Market                  3(c))                     3(e))
               Maker who is
               Aquiring the
               Securities
------------------------------------------------------------------------------------------------------------------------------------
Common Stock  Ferris, Baker Watts,             5,000        $6,400      6,222,252      06/18/2008-        AMEX
              Incorporated                                                             06/20/2008
              1700 Pennsylvania Ave
              Suite 700
              Washington, DC  20006

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INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's relationship to the issuer (e.g., officer, director, 10%
      stockholder, or member of immediate family of any of the foregoing)
  (c) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

** Based on a closing price of $1.28/share for the Issuer's common stock on June
   16, 2008.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION  CONTAINED
IN THIS FORM ARE NOT  REQUIRED TO RESPOND  UNLESS THE FORM  DISPLAYS A CURRENTLY
VALID OMB CONTROL NUMBER.

                                                                SEC 1147 (08-07)

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                     Name of Person
                      Nature of      from Whom Acquired
Title of   Date You   Acquisition    (If gift, also give    Amount of             Date of    Nature of
the Class  Acquired   Transaction    datedonor acquired)    Securities Acquired   Payment    Payment
------------------------------------------------------------------------------------------------------------------------------------
Common     07/22/93   Purchase from   Blonder Tongue        2,040,160 shares      See          See
Stock                 Issuer          Laboratories, Inc.                          Exhibit A     Exhibit A

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INSTRUCTIONS:

If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the  consideration  given. If the  consideration  consisted of any note or other obligation,  or if payment was made in installments describe the arrangement and state  when the  note or other  obligation  was  discharged  in full or the last installment paid.

              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
-------------------------------------------------------------------------------------------------------
None.

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REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the
Issuer of the securities to be sold which have not been publicly disclosed.

 June 18, 2008                               /s/ James A. Luksch
       DATE OF NOTICE                                  (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually  signed.  Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:  Intentional  misstatements or omission of facts  constitute  Federal
Criminal Violations (See 18 U.S.C. 1001)

                                                                SEC 1147 (01-04)

                                    Exhibit A

During July 1993, the Issuer loaned Mr. Luksch  $912,036 to finance his purchase of 2,040,160  shares of common stock of the Issuer at $0.447 per share. The loan was  evidenced by a promissory  note (the “Note”)  payable in three equal annual installments of principal  together with accrued interest.  In addition,  during
July 1993 the Issuer  entered into a Special  Bonus  Agreement  with Mr.  Luksch pursuant  to which the  Company  agreed to pay Mr.  Luksch,  on a net  after-tax basis,  bonuses of  $291,000,  $281,000  and  $222,000  over a three year period coinciding with his payment  obligations under the Note, to cover  approximately
86% of the purchase  price plus interest of such stock.  The Note was prepaid in full by Mr. Luksch on December 19, 1995.